

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Michael Sullivan
Chief Financial Officer
Oragenics, Inc.
4902 Eisenhower Boulevard, Suite 125
Tampa, FL 33634

      Re: Oragenics, Inc.
          Registration Statement on Form S-1
          Filed April 27, 2018
          File No. 333-224498

Dear Mr. Sullivan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance

cc: Mark A. Catchur, Esq.